Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” in the Preliminary Prospectus and “Financial Statements” in the Preliminary Statement of Additional Information, each dated October 23, 2026, and each included in this Pre-Effective Amendment No. 3 to the Registration Statement (Form N-2, File No. 333-296098) of Clearlake Private Markets Fund (the “Registration Statement”).

We also consent to the use of our report dated October 23, 2026, with respect to the financial statements of Clearlake Private Markets Fund as of September 16, 2026 (Date of Capitalization) and for the period from April 2, 2026 (Date of Inception) to September 16, 2026 (Date of Capitalization), included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, CA

October 23, 2026